                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                     California Coastal Communities, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $0.05
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   500434303
                            -----------------------
                                (CUSIP Number)

                                 June 30, 1998
                            -----------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]   Rule 13d-1(b)
       [ ]   Rule 13d-1(c)
       [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 50543403                    13G                     Page 2 of 5 Pages
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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Credit Suisse First Boston, on behalf of the Credit Suisse
     First Boston business unit

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]
                                                        (b) [X]

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 3   SEC USE ONLY

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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
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                5    SOLE VOTING POWER

                     - 0 -
   NUMBER OF   -----------------------------------------------------------------
    SHARES      6    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          1,439,551 shares Common Stock, par value $0.05
     EACH      -----------------------------------------------------------------
  REPORTING     7    SOLE DISPOSITIVE POWER
    PERSON
     WITH            - 0 -
               -----------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     1,439,551 shares Common Stock, par value $0.05
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,439,551 shares Common Stock, par value $0.05
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES   [ ]*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*


     BK, HC, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

 (a)    Name of Issuer:

        California Coastal Communities, Inc.

 (b)    Address of Issuer's Principal Executive Offices:

        4343 Von Karman Avenue, Newport Beach, CA 92660

Item 2.

 (a)    Name of Person Filing:

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

 (b)    Address of Principal Business Office:

        Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland

 (c)    Citizenship:

        Switzerland

 (d)    Title of Class of Securities:

        Common Stock, par value $0.05

 (e)    CUSIP Number:

        505434303

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

 (a)    [ ]  Broker or Dealer registered under Section 15 of the Act
             (15 U.S.C. 78o)
 (b)    [X]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
 (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
             (15 U.S.C. 78c)
 (d)    [ ]  Investment Company registered under Section 8 of the
             Investment Company Act (15 U.S.C. 80a-8)
 (e)    [ ]  Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.
 (f)    [ ]  Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
 (g)    [X]  Parent Holding Company or Control Person in accordance with Section 240.13d-1(b)(ii)(G)
 (h)    [ ]  Savings Association as defined in Section 3(b) of the
             Federal Deposit Insurance Act (12 U.S.C. 1813)
 (i)    [ ]  Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
 (j)    [ ]  Group in accordance with Section 240.13d-1(b)(1)(ii)(J)

        If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ]

Item 4. Ownership*

 (a)    Amount Beneficially Owned:

        See response to Item 9 on the attached cover page

 (b)    Percent of Class:

        12.0%

 (c)     Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote:
                See response to Item 5 on the attached cover pages.
          (ii)  shared power to vote or to direct the vote:
                See response to Item 6 on the attached cover pages.
         (iii)  sole power to dispose or to direct the disposition of:
                See response to Item 7 on the attached cover pages.
          (iv)  shared power to direct the disposition of:
                See response to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
         securities, check the following   [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company*

         See Schedule I

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 28, 1998                  CREDIT SUISSE FIRST BOSTON, acting
                                       solely on behalf of the Credit Suisse
                                       First Boston business unit


                                       By:  /s/ William W. Chandler
                                           ------------------------------------

                                       Name: William W. Chandler

                                       Title: Director and Counsel

                                  Schedule I

This Amendment No. 1 to the Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss Bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 an indirect wholly owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.